Filed pursuant to Rule 253(g)(2)

File No. 024-11856

OFFERING CIRCULAR SUPPLEMENT NO. 2 DATED SEPTEMBER 14, 2022

(TO THE OFFERING CIRCULAR MAY 20, 2022, and

qualified by the Commission on MAY 26, 2022)

GGTOOR, INC.

(Exact name of registrant as specified in its charter)

Date: September 14, 2022

Florida	6552	47-5604166
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

430 Walker Ln
Thomasville, Georgia 31792

Telephone: 516-375-6649

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

www.ggtoorcorp.com/

EXPLANATORY NOTE

This document (the "Supplement") supplements and should be read in conjunction with the offering circular of GGTOOR, Inc. (the "Company," "we," "us," or "our") dated May 20, 2022, and qualified by the Commission on May 26, 2022 ("Offering Circular").

The purpose of this Supplement is to disclose we have lowered the price of shares from $0.022 to $0.011 and we will have approximately 385,500,000 common shares issued and outstanding if we sell all of the shares we are offering at the offering price. The Company set the price range from $0.0001 to $0.08 in its registration that was qualified by the commission on May 26, 2022. The Company believes that it can sell shares within the range by filing the price change on this form 253(g)(2).

OFFERING CIRCULAR SUPPLEMENT #2

DATED September 14, 2022

UP TO A MAXIMUM OF 187,500,000 SHARES OF COMMON STOCK

STOCK MINIMUM INDIVIDUAL INVESTMENT: None

	Price Per Share to Public	Underwriting discount and commissions	Proceeds to issuer
Common Stock	$0.011	NONE	Up to Maximum of $15,000,000